Filed by MindArrow Systems, Inc.
Filed pursuant to Rule 425 under the Securities Act of 1933
and Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Category 5 Technologies Inc.
Commission File No.: 000-25463

Press Release

SOURCE: MindArrow Systems Inc.

MindArrow Systems and Category 5 Technologies Announce Proposed Merger

Combination Would Add Financial Strength and Scale: Opens New Sales Channels and Creates a More Comprehensive SME Software Suite

HUNTINGTON BEACH, Calif.—(BUSINESS WIRE)—July 15, 2002—MindArrow Systems Inc. (Nasdaq:ARRW — News), a provider of enterprise messaging software and services, today announced that it has signed an agreement to merge with Category 5 Technologies Inc. (OTCBB:CFVT — News), a profitable company that provides marketing tools and commerce-enabling technologies, primarily for small- to medium-sized businesses.

The combined company would make available a comprehensive suite of products and services for online marketing and communications, including Web site creation and hosting, e-commerce and merchant account operations, permission-based e-mail marketing, rich media video and flash, and one-to-one digital communication technologies. The merger will allow the two companies to integrate each other’s existing sales, marketing and distribution resources and will present significant cross-selling opportunities and increased market share.

“The two companies fit together very well strategically and operationally,” said Robert Webber, CEO of MindArrow Systems. “The merger significantly expands our client base and provides us with the opportunity and resources to market a host of complementary applications and services through new channels.

“The combination of companies provides critical mass and stronger financial viability through the profitable C5 operations, and expands our existing digital marketing offerings — and the level of products and services — we can provide our large enterprise customers. It also affords us the opportunity to leverage C5 sales channels for our MindArrow Messenger software in the SME and financial services markets.”

“The addition of MindArrow’s technology, board of directors, solid base of blue-chip customers, and management team make this merger ideal to accelerate the growth of C5,” said Paul Anderson, chairman of Category 5 Technologies.

“The addition of MindArrow’s large enterprise customers fits very nicely with our e-mail marketing business, which is currently run through our CaptureQuest subsidiary, and the combined suite of software will give our SME channel customers the applications they need to quickly and easily build, manage and promote their online storefronts.

“We believe that the merger will enable the combined company to offer a broader and more complete range of products, product features and technical solutions, thus enhancing our competitive strength and increasing our ability to satisfy the requirements of a rapidly changing industry.”

Category 5 Technologies (“C5”) is a profitable company with more than $24 million in revenues during the past 12 months. MindArrow is a leading provider of digital marketing solutions, primarily for large enterprise customers and had approximately $4 million in revenues during the past 12 months.

Under the proposed terms of the merger, each outstanding share of C5 will be converted into the right to receive newly issued shares of MindArrow stock, such that the total number of shares to be issued to C5 stockholders will equal 55% of the total issued, outstanding shares of common stock of MindArrow (on a common equivalent basis) immediately after the merger.

C5 stockholders will also be granted additional warrants that would vest should C5’s ePenzio and Bring It Home businesses meet certain financial targets. If such warrants vest, C5 stockholders would own 60% of total issued, outstanding shares of common stock of MindArrow (on a common equivalent basis) immediately after the merger. Completion of the merger is subject to approval by the shareholders of each company.

Pursuant to the merger agreement, Webber, president, chief executive officer and director of MindArrow, would continue in these positions for the combined entity.

Current MindArrow board members, Merv Adelson, former vice chairman of Time Warner, Bruce Maggin, former head of Capital Cities/ABC multimedia group, Joseph Matlock, former CEO of Franklin Federal Bank and executive vice president of Bank of America, Joel Schoenfeld, former senior vice president and general counsel of BMG Entertainment, and Bruce Stein, former president and COO of Mattel and former CEO of Sony Interactive, will all continue to serve on the board of the combined entity.

Current C5 board members Paul Anderson, co-founder of ePenzio, and Tyler Thompson, founder of CaptureQuest, will also serve on the board of the merged company.

It is anticipated that MindArrow’s headquarters will remain in Southern California, with regional offices in Salt Lake City, New York and Hong Kong.

The companies urge investors and security holders to read the following documents, when they become available, regarding the merger transaction described above, because they will contain important information:

—The joint proxy statement/prospectus of MindArrow Systems and Category 5 Technologies.

—MindArrow’s Registration Statement on Form S-4 containing or incorporating by reference the joint proxy statement/prospectus and other information.

When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s Web site at www.sec.gov. You may also obtain for free each of these documents, when available, from MindArrow by telephoning 714/536-6200 or by fax at 714/536-6280.

About MindArrow Systems

MindArrow Systems, with headquarters in Southern California and offices in New York and Hong Kong, provides enterprise messaging software and services that help companies reduce costs, improve response rates and shorten sales cycles by automating and enhancing their sales and marketing communications.

MindArrow’s patented and patent-pending technologies deliver interactive multimedia content, including HTML, audio, streaming video and animation combined with the in-depth information of digital documents, Web links and e-commerce capabilities through e-mail.

MindArrow’s integrated communications platform allows its clients to create, manage, deliver and track e-mail marketing campaigns, as well as individual one-to-one communications. The company’s products and services can be deployed on a stand-alone basis, or used to augment existing customer relationship management (“CRM”) software.

The company’s customer base includes more than 100 leading companies including Hewlett-Packard, Northwestern Mutual Life, Johnson & Johnson, Mazda, Ceridian, Avaya and the NBA (National Basketball Association).

About Category 5 Technologies

Category 5 Technologies is a leading business service provider, primarily for small- and medium-sized enterprises, providing a suite of software, technology and services designed to make businesses more efficient in their marketing and profitable in their operations.

Category 5 products and services include business process outsourcing, marketing tools and commerce-enabling technology and services to small- and medium-sized businesses in the United States and internationally.

From e-commerce platforms and merchant accounts services to communications and promotion tools, Category 5 helps brick-and-mortar, as well as Internet businesses operate more efficiently and profitably, and gain and retain new customers.

Certain statements contained in this news release may be deemed to be forward-looking statements under federal securities laws, and the company intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include (i) the expectation that the proposed merger would successfully present new cross-selling opportunities, (ii) the expectation that the merger would provide critical mass and stronger financial viability, and (iii) the expectation that the merger will be completed.

These statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to (i) the possible failure to occur of any of the conditions to closing set forth in the merger agreement, (ii) the possible failure or refusal by the majority of shareholders of either company to approve the transaction, (iii) the possible failure of the companies to successfully integrate their product offerings and operations, and (iv) potential difficulties of marketing combined product and service solutions in the large enterprise and SME markets. Information on additional factors that could affect MindArrow Systems and Category 5 Technologies and their respective financial results are included in each company’s filings with the Securities and Exchange Commission, including MindArrow Systems’ annual report on Form 10-K for the fiscal year ended Sept. 30, 2001 and its other periodic filings with the Securities and Exchange Commission, and Category 5 Technologies’ annual report on Form 10-KSB for the fiscal year ended June 30, 2001 and its other periodic filings with the Securities and Exchange Commission. Neither MindArrow Systems nor Category 5 Technologies undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

MindArrow Systems Inc., Huntington Beach Jay Stevens (media), 310/717-8694 jstevens@mindarrow.com or Category 5 Technologies Shelly Singhal (media), 801/365-2300 ssinghal@c5technologies.com